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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                DELCHAMPS, INC.
                           (Name of Subject Company)

                                DELCHAMPS, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                 AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS
                         (Title of Class of Securities)

                                  246615 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               TIMOTHY E. KULLMAN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                DELCHAMPS, INC.
                              305 DELCHAMPS DRIVE
                             MOBILE, ALABAMA 36602
                                 (334) 433-0431

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:
                               L. R. MCMILLAN, II
                            JONES, WALKER, WAECHTER,
                      POITEVENT, CARRERE & DENEGRE, L.L.P.
                             201 ST. CHARLES AVENUE
                       NEW ORLEANS, LOUISIANA 70170-5100
                                 (504) 582-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Delchamps, Inc., an Alabama corporation (the "Company"). The address of the principal executive offices of the Company is 305 Delchamps Drive, Mobile, Alabama 36602. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated Preferred Share Purchase Rights ("Rights") issued pursuant to the Rights Agreement described below. The Common Stock and associated Rights are referred to herein as the "Shares."

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to a tender offer by Delta Acquisition Corporation, an Alabama corporation ("Offeror"), and a wholly-owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 14, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $30 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 1997 (the "Merger Agreement"), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). At the time of the consummation of the Merger (the "Effective Time"), each then outstanding Share (other than Shares owned by the Company, Parent, the Offeror, any other wholly owned subsidiary of Parent, or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under the Alabama Business Corporation Act (the "ABCA")) will be converted automatically into the right to receive $30.00 in cash without interest. The Merger Agreement has been filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Offeror and Parent are located at 1770 Ellis Avenue, Suite 200, Jackson, Mississippi 39204.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Offeror, its executive officers, directors or affiliates, is set forth below.

    CERTAIN AGREEMENTS

    Certain contracts, arrangements, agreements and undertakings between the Company and certain of its directors and executive officers are described in "Compensation of Directors," "Summary of Executive Compensation," "Employment, Indemnity and Change of Control Agreements," "Director Compensation Plan" and "Compensation Committee Report on Executive Compensation" in the Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, which appears as
Schedule I hereto. Information regarding the Company's Directors' Stock Option Plan, the 1993 Stock Incentive Plan and the 1987 Restricted Stock Plan appears below under the caption "The Merger Agreement--Company Stock Plans."

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    THE MERGER AGREEMENT

    A copy of the Offer to Purchase is enclosed with this Schedule 14D-9. The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement, which has been filed as Exhibit (c)(1) hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement that relate to arrangements among the Company, Offeror, Parent, and the Company's executive officers and directors.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon payment by Offeror for the Shares pursuant to the Offer, Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Offeror representation on the Board of Directors of the Company (the "Board") equal to the percentage of Shares held by Offeror, and the Company shall, at such time, use its best efforts to cause the appropriate number of directors who are currently members of the Board to resign and Offeror's designees to be appointed or elected; provided, however, that until the Effective Time there shall be, to the extent they are willing to continue to serve, at least three directors on the Board who are currently directors and who are not designees nor officers, directors, employees or affiliates of Parent or Offeror nor are employees of the Company or any of its subsidiaries (the "Independent Directors"). The Merger Agreement provides that if the number of Independent Directors shall be reduced below three for any reason, the Board shall, subject to the approval of the remaining Independent Directors, if any, designate a person or persons to fill the vacancy or vacancies who are directors on the date of the Merger Agreement and not an officer, director, employee or affiliate of Parent or Offeror nor an employee of the Company. Any vacancies that cannot be filled in the foregoing manner shall be filled by the Board at its discretion. Information required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder with respect to the foregoing appears as Schedule I hereto.

    COMPANY STOCK PLANS. The Merger Agreement provides that prior to the Effective Time the Company may elect to accelerate the exercisability of options granted and outstanding prior to the date of the Merger Agreement under the Directors' Stock Option Plan and the 1993 Stock Incentive Plan and the vesting of restricted shares granted and outstanding prior to the date of the Merger Agreement under the 1987 Restricted Stock Plan and may waive the two-year holding period for stock issued pursuant to the Director Compensation Plan. In addition, the Company has the right prior to the Effective Time to pay to any holder of an outstanding option to purchase Shares an amount equal to the difference between the Offer Price and the per Share exercise price of a stock option held by such holder multiplied by the number of Shares then subject to such option (whether or not then exercisable), less any amounts required to be withheld for taxes, in exchange for the surrender and cancellation of such stock option. Prior to the Effective Time, the Company may adopt any amendments to its Directors' Stock Option Plan, 1993 Stock Incentive Plan or 1987 Restricted Stock Plan or any agreements thereunder as may be necessary or appropriate to effectuate the foregoing, provided that no such amendment may reduce the per Share exercise price of such options. In accordance with the Merger Agreement, the Company has amended the Director Compensation Plan to eliminate future issuances of Shares thereunder.

    As of July 8, 1997, non-employee directors of the Company as a group held options granted on July 29, 1996 under the Directors' Stock Option Plan to purchase an aggregate of 30,000 Shares at an exercise price of $23.00 per Share. By their terms, the options become exercisable in one-third annual increments beginning July 29, 1997, but the plan provides that the options become exercisable immediately in the event of a change of control of the Company, and that the Compensation Committee may accelerate the exercisability of any option at any time in its discretion. Pursuant to the Company's Director Compensation Plan, non-employee directors of the Company may use compensation received as a director to purchase Shares at a discount. Shares issued through the plan are subject to a two-year holding period requirement, which may be waived by the Compensation Committee.

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    As of July 8, 1997, executive officers of the Company as a group held options granted under the Company's 1993 Stock Incentive Plan to purchase an aggregate of 319,000 Shares, of which 233,333 were vested. By their terms, the options automatically become exercisable in the event of a change of control of the Company and the Compensation Committee has the right to accelerate the exercisability of the options in its discretion.

    As of July 8, 1997, three executive officers of the Company held an aggregate of 8,400 restricted Shares issued under the 1987 Restricted Stock Plan. The plan provides for the automatic acceleration of vesting of the restricted Shares as of the effective date of any transaction that has a reasonable likelihood of causing the Shares to cease to be registered under
Section 12 of the Exchange Act or neither be listed on any national securities exchange nor be authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Compensation Committee has the authority to accelerate the expiration of the restrictions on the restricted Shares.

    It is a condition to the consummation of the Offer that prior to the expiration of the Offer all of the Company's directors and substantially all of the holders of the options who are employees of the Company shall have exercised such options or shall have entered into agreements with the Company to exercise such options prior to the Effective Time (or such later time as may be specified by Parent) or otherwise permit the Company to "cash-out" the options as described above. The Company has agreed to use its commercially reasonable best efforts to cause all options to be exercised prior to the Effective Time. The Company has been advised by its directors that they will exercise all options held by them prior to the consummation of the Offer. The Company anticipates that the Compensation Committee will accelerate the exercisability of all options and the vesting of all restricted Shares and that the two-year holding period for Shares issued under the Director Compensation Plan will be waived so that all options may be exercised or "cashed-out" and all related Shares may be tendered in connection with the Offer.

    DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Company, and from and after the Effective Time the Surviving Corporation, shall indemnify, defend and hold harmless each director or officer or former director or officer of the Company or any of its subsidiaries against all losses, claims, damages, costs and expenses (including attorneys' fees), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation that arises out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries and (i) arises out of any action or omission occurring or allegedly occurring at or prior to the Effective Time, or (ii) arises out of the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers. In addition, the Merger Agreement provides that the Company and the Surviving Corporation will pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each indemnified party to the full extent permitted by applicable law.

    The Merger Agreement also provides that Parent, Offeror and the Company will not take any action so as to amend, modify or repeal the provisions for exculpation of directors or indemnification of directors or officers contained in the articles of incorporation or bylaws of the Surviving Corporation and its subsidiaries in such a manner as would adversely affect in any material respect the rights of any individual who shall have served as a director or officer of the Company or any of its subsidiaries prior to the Effective Time to be exculpated or to be indemnified by such corporations in respect of their serving in such capacities prior to the Effective Time. The Company's articles of incorporation contain a provision that eliminates any liability of the Company's directors for monetary damages for breach of their fiduciary duty of care. In addition, the Company's bylaws contain a provision requiring the Company to indemnify any officer or director of the Company to the full extent permitted by the ABCA. In addition, the Merger Agreement provides that the Company will honor in accordance with their respective terms each of the indemnity agreements between the Company and each of its directors as in effect on the date of the Merger Agreement and will not terminate such agreements prior to the Effective Time.

                                       4
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    The Merger Agreement further provides that the Company shall, and after the consummation of the Offer, Parent shall cause the Company to, until the sixth anniversary of the Effective Time and for so long thereafter as any claim asserted prior to such date has not been fully adjudicated by a court of competent jurisdiction, cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries as of the date of the Merger Agreement (or policies providing at least the same coverage amounts and containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred or are alleged to have occurred at or prior to the Effective Time; provided, that the Company shall endeavor to obtain such coverage at the lowest premium cost reasonably available and that the Company shall not, and Parent shall not be obligated to cause the Surviving Corporation to, pay an aggregate premium (whether over time or on a one-time basis) in excess of $600,000.

    CHANGE OF CONTROL AGREEMENTS. The Merger Agreement provides that the Company shall, and after the consummation of the Offer Parent shall cause the Company to, honor in accordance with their respective terms each of the change of control agreements between the Company and its employees as in effect on the date of the Merger Agreement.

    CONFIDENTIALITY AGREEMENT

    The following is a summary of certain provisions of the Confidentiality and Standstill Agreement (the "Confidentiality Agreement") dated April 8, 1997 between the Company, on the one hand, and Parent and Bruckmann, Rosser, Sherrill & Co., Inc., an affiliate of Parent's majority shareholder ("BRS"), on the other hand, filed as Exhibit (c)(2) hereto and incorporated herein by reference. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent and BRS agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent and BRS by or on behalf of the Company and to use the confidential information solely for the purpose of evaluating a possible transaction with the Company. Parent and BRS also agreed that for a period of two years from the date of the Confidentiality Agreement, none of Parent, BRS nor any of their affiliates shall, directly or indirectly, without the prior written invitation of the Board, (i) in any manner acquire, agree to acquire or make any proposal to acquire, any securities or property of the Company or any of its subsidiaries or (ii) otherwise seek, alone or in concert with others, to control or influence the management, Board or policies of the Company. The Merger Agreement provides that the standstill provision of the Confidentiality Agreement terminates if the Termination Fee and Expense Fee (as defined in the Merger Agreement) are, or are required to be, paid.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board has unanimously approved the Offer, the Merger, and the Merger Agreement, has determined that the consideration to be paid for the Shares in the Offer and the Merger is fair to the shareholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its shareholders. The Board unanimously recommends that all shareholders accept the Offer and tender their Shares pursuant to the Offer and, if a shareholder vote on the Merger is required by the ABCA, vote in favor of the Merger.

    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

    (1) BACKGROUND. From time to time over the past two years, Mr. Bruce C. Bruckmann, a director of Parent and a principal in Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"), an affiliate of Parent's majority shareholder, and Mr. Timothy E. Kullman, the Company's Chief Financial Officer, had general discussions regarding recent developments and trends in the supermarket industry and the strategic direction of Parent and the Company. In mid-January 1997, Mr. Bruckmann contacted Mr. Kullman to arrange a meeting between representatives of Parent and the Company to discuss the possibility of a friendly business combination between Parent and the Company.

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    On January 31, 1997, Mr. Bruckmann and Mr. Harold O. Rosser, II and Mr.
Stephen C. Sherrill, also directors of Parent and principals in BRS, met with Mr. David W. Morrow, the Company's Chairman and Chief Executive Officer, Mr. Kullman and Mr. Richard W. LaTrace, the Company's President, to discuss generally the companies' businesses and philosophies and the framework for a potential transaction. During the meeting, Parent's representatives discussed generally the possibility of a strategic merger of the two companies in which the Company would acquire Parent for common stock under terms to be negotiated. Mr. Morrow indicated that the Company would review the matter and inform Parent if the Company wished to further pursue a possible transaction.

    At a regularly scheduled Board meeting in February 1997, management of the Company provided the Board with a comprehensive review of the Company's financial condition, results of operations and future prospects, and a review of current developments in the supermarket industry in the Company's market areas. Among other things, management reported that it was not optimistic that financial results could improve significantly over the next several years if the Company remained independent and made no major acquisitions. Management's view was based primarily on the substantial increase since 1994 in the number and quality of competitive stores opened in the Company's market areas by other well-financed and cost-efficient supermarket and food store chains, and the effect of those competitive openings on the Company's gross margins and same store sales. Management noted, however, that the Company's operations could provide a good fit with those of certain other supermarket chains that might wish to enter or expand their operations in the Company's market areas and that representatives of several chains, including Parent, had expressed an interest in acquiring the Company. After discussion of management's report, the Board concluded that it would be in the best interest of the Company's shareholders to explore the Company's strategic alternatives, including the possibility of a sale of the Company, and authorized management to interview one or more investment banking firms and explore their views concerning the Company's alternatives.

    On February 12, 1997, the Company retained Credit Suisse First Boston Corporation ("CSFB") as its exclusive financial advisor with respect to strategic alternatives available to the Company. In mid February, Mr. Kullman called Mr. Bruckmann and informed him that the Company had retained CSFB as its financial advisor to assist the Company in reviewing and evaluating its strategic alternatives and that the Company or CSFB would contact Parent if appropriate. In early April, at the Company's direction, CSFB contacted Mr. Bruckmann to ascertain whether Parent would be interested in pursuing the acquisition of the Company as part of a managed sale process. Mr. Bruckmann indicated that Parent would be interested in participating in the process. Additionally, over the course of the next several months, CSFB conducted an analysis of the Company and its financial and competitive situation, and, as directed by management of the Company, contacted ten other potential purchasers believed to be likely to have both an interest in and the capability of acquiring the Company. Four of the potential purchasers indicated that they were not interested in proceeding. Beginning in early April, CSFB and management provided detailed information about the Company to the seven remaining potential purchasers, including Parent, following the execution of confidentiality and standstill agreements with each of them. See "Item 3. Identity and Background-- Confidentiality Agreement." Members of management and representatives of CSFB also met with representatives of each potential purchaser to answer questions and provide additional information.

    In late April, Parent advised CSFB that it had been approached by representatives of another supermarket chain through Donaldson, Lufkin & Jenrette Securities Corporation (an affiliate of a shareholder of Parent) regarding the possibility of a joint acquisition of the Company and requested a waiver of the standstill provisions of the Confidentiality Agreement to enable Parent to pursue discussions with the other chain, which the Company granted.

    As part of the managed sale process, CSFB, on behalf of the Company, requested that the potential purchasers submit nonbinding indications of interest in acquiring the Company. In response to that request, in early May, Parent submitted a non-binding indication of interest in pursuing jointly with the other supermarket chain an acquisition of the Company for approximately $27 to $31 per Share in cash. In addition, three other potential purchasers submitted non-binding indications of interest. All such potential

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purchasers were then given access to a data room containing financial and other records of the Company and access to the Company's stores and its Hammond, Louisiana, distribution center.

    At the Board's regularly scheduled meeting on April 29, 1997, management reported in detail on the preliminary contacts with potential purchasers.

    On June 2, CSFB, on behalf of the Company, requested that formal proposals be submitted by prospective purchasers on June 18, 1997 and provided prospective purchasers with the Company's draft of the proposed Merger Agreement. In early June, Parent advised CSFB that Parent had terminated its discussions with the other supermarket chain and wished to pursue on its own an acquisition of the Company. Only Parent responded by June 18 with a formal proposal. One other potential purchaser provided the Company with an indication of interest but did not submit a formal proposal until a subsequent date.

    Parent's June 18 proposal contemplated the acquisition of the Company in a cash merger for a price of $27 per Share. Shortly thereafter, CSFB advised Parent that its proposed price and the financing condition contained in Parent's proposal were unacceptable and that the transaction would have to be structured as a tender offer in order to accelerate the closing of the transaction. Following additional negotiations, Parent eliminated the financing condition and offered the Company a choice between a tender offer at $28.50 per Share or a merger transaction at $30 per Share, reflecting Parent's higher estimated costs to finance a tender offer.

    After further negotiations, Parent proposed a tender offer for all Shares at $30 per Share in cash, followed by a merger in which non-tendering shareholders would also receive $30 per Share in cash. Parent's proposal did not contain a financing condition but required a tender offer period of up to 60 calendar days to provide Parent with sufficient time to obtain permanent financing. Parent also advised the Company that the transaction would be subject to Parent's ability to obtain the consent of the holders of at least a majority in aggregate principal amount of its senior notes. In addition, Parent informed the Company that it was unwilling to proceed with further discussions unless the Company provided it with a five-day period to negotiate with the Company on an exclusive basis.

    The Board held a special meeting on June 27, 1997 to discuss Parent's revised proposal in light of current conditions and available alternatives. At the meeting, representatives of CSFB made a presentation to the Board regarding the status of discussions with Parent and other potential purchasers, including one such potential purchaser that had indicated its intention to submit a formal offer to the Company, as well as CSFB's preliminary valuation analyses of the Company. Representatives of the Company's management also made a presentation regarding the Company's historical financial performance and management's view of the Company's future financial prospects. After discussion, the Board authorized management, CSFB and Company counsel to continue their negotiations with Parent and authorized management to enter into a short-term exclusivity agreement if and when deemed advisable.

    On June 30, the Company provided Parent with a revised draft Merger Agreement and related documents reflecting the status of negotiations to date. Thereafter, representatives of Parent and the Company negotiated these documents and held discussions regarding various legal and business issues, and representatives of Parent continued due diligence activities. ']

    On July 2 and 3, representatives of Parent and the Company met to continue negotiations on the Merger Agreement. The principal issues discussed included the conditions to the Offer generally; the time periods and terms upon which Parent could or would be required to extend the Offer; the conditions upon which Parent would be required to pursue antitrust approval; the conditions upon which the Company could entertain third party offers for the Company after the execution of the Merger Agreement; the bases upon which the Company could modify its position with respect to the Offer or terminate the Merger Agreement as a result of certain third party offers; and the amount of the termination and expense fees and the circumstances under which they would be payable by the Company.

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    Over the next four days, representatives of the Company and Parent continued
these discussions and finalized the Merger Agreement and related documentation.

    At a meeting of the Board held on July 7, 1997, Company counsel and representatives of CSFB reported on the status of negotiations with Parent and reviewed the terms of the Offer and the Merger. Representatives of CSFB also reviewed the terms of an offer, which were not equal in price or terms to those of the Offer and the Merger, that had been made by the other prospective purchaser. CSFB reviewed again its valuation analyses of the Company and delivered to the Board its written opinion dated July 7, 1997 that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders.

    Following discussion, the Board unanimously approved the Merger Agreement and determined to recommend that shareholders accept the Offer and tender their Shares pursuant to the Offer. The Merger Agreement was executed and publicly announced on the morning of July 8, 1997. On July 14, 1997, Offeror commenced the Offer.

    (2) REASONS FOR THE RECOMMENDATION. In approving the Merger Agreement and the transactions contemplated thereby, and in recommending that all holders of Shares tender them pursuant to the Offer, the Board considered a number of factors, including:

        (i) the terms of the Merger Agreement;

        (ii) the financial condition, results of operations, business and prospects of the Company;

       (iii) the significant and continuing increase in competition in the Company's markets from other large, well-financed supermarket chains and other discount retailers, and the effects of such competition on the Company's margins and comparable same store sales;

        (iv) that the $30 per Share cash consideration to be received by the shareholders represented a premium of almost 50% over the trading price of the Shares in early February 1997, when the Board began the process of exploring strategic alternatives;

        (v) the opinion dated July 7, 1997 of CSFB that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders;

        (vi) that the Merger Agreement, while not permitting the Company to continue to solicit or initiate discussions with other prospective purchasers, permits the Company to furnish information to, and negotiate or participate in discussions with, third parties that have not previously engaged in substantive discussions with the Company;

       (vii) that before recommending the Offer and Merger Agreement, CSFB solicited acquisition interest from third parties that did not result in alternative proposals on more favorable terms;

      (viii) the reasonableness of the termination fee and expense reimbursement requirements in the Merger Agreement; and

        (ix) the limited number of conditions to the obligations of Parent and Offeror to consummate the Offer and the Merger, including the absence of a financing condition of the Offer.

    The Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

    A copy of the written opinion of CSFB, which sets forth the factors considered, assumptions made and limitations on the review conducted by CSFB, is attached as Exhibit (a)(6) to this Schedule 14D-9 and is

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incorporated herein by reference. Shareholders are urged to read the opinion of
CSFB carefully and in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated February 12, 1997 (the "Engagement Letter") between CSFB and the Company, the Company retained CSFB to act as its exclusive financial advisor with respect to strategic alternatives available to the Company, including the possible Sale (as defined in the Engagement Letter) of the Company. Under the terms of the Engagement Letter, the Company agreed to pay CSFB a financial advisory fee of $100,000 upon execution of the Engagement Letter and a transaction fee in an amount equal to 1% of the aggregate consideration, payable upon consummation of the Offer. In addition, the Engagement Letter provides that the Company will reimburse CSFB for its out-of-pocket expenses and will indemnify CSFB against certain liabilities, including liabilities arising under the federal securities laws.

    In the past, CSFB has performed certain investment banking services for Parent and has received customary fees for such services. With the consent of the Company, CSFB will act as an underwriter for the offering of debt securities proposed to be made by Parent in connection with the Offer and the Merger, and Credit Suisse First Boston, an affiliate of CSFB, may participate in the bridge financing for the Offer and the Merger, for which, in each case, CSFB and Credit Suisse First Boston will receive customary fees for their services.

    In the ordinary course of its business, CSFB and its affiliates may actively trade the equity securities of the Company and the debt securities of Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the issuance of Shares to certain non-employee directors under the Director Compensation Plan pursuant to elections, made by such directors more than one year ago, to receive Shares as compensation for services as a director.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender to Offeror all Shares held of record or beneficially by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than as described in Item 3(b) or in Item 8 of this Schedule 14D-9 (which is hereby incorporated herein by reference), which relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

    The Board entered into a Rights Agreement (the "Rights Agreement") dated as of October 14, 1988, with First Alabama Bank, as Rights Agent (the "Agent"), which was amended by an Amendment dated as of October 16, 1992 between the Company and the Agent (the "First Amendment") and further amended by a Second Amendment dated July 8, 1997 between the Company and the Agent (the "Second Amendment"). The purpose of the Rights Agreement is to protect the shareholders of the Company against rapid accumulations of Shares by raiders and unsolicited coercive tender offers at inadequate prices by offerors who decline to negotiate with the Board as the representative of the shareholders. The Rights may cause substantial ownership dilution to a person or group who attempts to acquire the Company without the approval of the Board.

    Pursuant to the Rights Agreement, on October 14, 1988, the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value, (the "Preferred Shares"), of the Company at a price of $70 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights, which do not have any voting privileges, expire on October 27, 1998, and may be redeemed by the Company at a price of $0.01 per Right at any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 50% or more of the outstanding Shares.

    The Rights may not be exercised until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Shares or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Shares (the earlier of such dates being called the "Distribution Date"). The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Shares.

    In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding Shares (unless such person first acquired 15% or more of the outstanding Shares by a purchase pursuant to a tender offer for all of the Shares for cash, which purchase increases such person's beneficial ownership to 80% or more of the outstanding Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the exercise price of the Right.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    As of October 16, 1992, the Company entered into the First Amendment. The purpose of the First Amendment was to allow a bidder to require a shareholders' meeting under certain circumstances to vote on redemption of the Rights. Consistent with the Board's approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and its recommendation that all shareholders accept the Offer and tender their Shares in response to it, the Board approved on July 8, 1997 the Second Amendment exempting the Merger Agreement, the Offer and the Merger from the restrictions imposed on offerors generally by the Rights Agreement, rescinding the First Amendment and providing that the Rights will expire at the consummation of the Offer.

ARTICLES OF INCORPORATION

    Article Eleven of the articles of incorporation of the Company contains provisions that are intended to protect shareholders against a second-step forced merger with a raider at an inadequate price following a successful unsolicited coercive tender offer. For the reasons described in the preceding paragraph, the Board voted on July 8, 1997 to exercise the authority conferred on it by Article Eleven of the Company's articles of incorporation to exempt the Merger Agreement and the transactions contemplated thereby from the restrictions imposed by Article Eleven.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
------------
(a)(1)*+      Offer to Purchase dated July 14, 1997.
(a)(2)*+      Letter of Transmittal.
(a)(3)        Press release issued by Parent and the Company dated July 8, 1997 (incorporated by reference to
              Exhibit (99) to the Company's Current Report on Form 8-K, dated July 8, 1997).
(a)(4)*       Letter to shareholders of the Company dated July 14, 1997.
(a)(5)+       Form of Summary Advertisement dated July 14, 1997.
(a)(6)*       Opinion dated July 7, 1997 of Credit Suisse First Boston Corporation.
(c)(1)        Agreement and Plan of Merger dated as of July 8, 1997 by and among the Company, Parent and Offeror
              (incorporated by reference to Exhibit (2) to the Company's Current Report on Form 8-K, dated July 8,
              1997).
(c)(2)        Confidentiality and Standstill Agreement dated April 8, 1997 between the Company, Bruckmann, Rosser,
              Sherrill & Co., Inc., and Parent.
(c)(3)        Employment Agreement dated as of January 1, 1997 between the Company and David W. Morrow
              (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the
              13-week period ended March 29, 1997).
(c)(4)        1993 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on October 25, 1993 (Registration Number 33-70772)).
(c)(5)        Directors' Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 15, 1996, for the quarter ending September 28, 1996).
(c)(6)        Director Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on November 14, 1994 (Registration Number 33-56447)).
(c)(7)        Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10 to the Company's Form
              10-Q filed on November 15, 1996, for the quarter ending September 28, 1996).
(c)(8)        Management Incentive Compensation Plan.
(c)(9)        1987 Restricted Stock Plan.
(c)(10)       Form of Change of Control Agreement.
(c)(11)       Second Amendment dated July 8, 1997 to the Rights Agreement (incorporated by reference to Exhibit
              (4) to the Company's Form 8-A/A dated July 8, 1997)

------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to Offeror's Tender Offer Statement on Schedule 14D-1 dated July 14, 1997 and incorporated herein by reference.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 1997                          DELCHAMPS, INC.

                                             By:                    /s/ DAVID W. MORROW
                                                        ------------------------------------------
                                                                      David W. Morrow
                                                                CHIEF EXECUTIVE OFFICER AND
                                                                   CHAIRMAN OF THE BOARD

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